July 9, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom

                 Scott M. Anderegg

Re:	San Diego Gas & Electric Company
Registration Statement on Form S-3
Filed July 1, 2015, File No. 333-205410

Ladies and Gentlemen,

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of San Diego Gas & Electric Company (the “Company”), respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m. Eastern Time on July 13, 2015, or as soon as practicable thereafter.

The undersigned, on behalf of the Company, acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please call Barry M. Clarkson of Latham & Watkins LLP at (858) 523-5406. Thank you in advance for your assistance.

Very truly yours,

San Diego Gas & Electric Company

By:	/s/ Bruce A. Folkmann
Bruce A. Folkmann Vice President, Controller, Treasurer and Chief Financial Officer

cc:	Barry M. Clarkson, Esq., Latham & Watkins LLP